NO ACT

DC

PE
12-6-07



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07085541



RECD S.E.C.
DEC 12 2007
1086

December 12, 2007

Vincent J. Cole
Vice President, General Counsel & Secretary
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/12/2007

Re: Lexmark International, Inc.
Incoming letter dated December 6, 2007

Dear Mr. Cole:

This is in response to your letter dated December 6, 2007 concerning the shareholder proposal submitted to Lexmark by the Amalgamated Bank LongView Collective Investment Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 17 2007
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW, Suite 800
Washington, DC 20005



**Vincent J. Cole**
Vice President, General Counsel & Secretary

Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550
USA
Phone: 859 232 2700
Fax: 859 232 3128

RECEIVED
2007 DEC -7 PM 3:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 6, 2007

*via Federal Express*

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Subject: 2008 Lexmark International, Inc. ("Lexmark") Proxy Statement
Stockholder Proposal of Amalgamated Bank LongView Collective Investment Fund
Rule 14a-8(b)(2) – Failure to Prove Eligibility at the Time the Proposal was Submitted
Rule 14a-8(e)(2) – Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter and its attachments, including the stockholder proposal dated November 19, 2007 relating to an advisory resolution on executive compensation (the "Proposal") from Amalgamated Bank LongView Collective Investment Fund (the "Proponent") (See Exhibit A).

Lexmark believes that the Proposal may properly be omitted from the proxy materials for Lexmark's Annual Meeting of Stockholders scheduled to be held on April 24, 2008, (the "2008 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, the reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

**THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b)(2) BECAUSE THE PROPONENT FAILED TO PROVE ELIGIBILITY AT THE TIME THE PROPOSAL WAS SUBMITTED.**

In the portion of Question 2 (Rule 14a-8(b)(2)) dealing with the eligibility of someone who is not a registered holder of the company's securities to submit stockholder proposals, the rule clearly states as follows:

> In this case, <u>at the time you submit your proposal</u>, you <u>must prove your eligibility</u> (emphasis added) to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying . . . ; or

(ii) The second way to prove ownership applies only if you have filed a [Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 or amendments thereto . . . ]. If you have filed one of these with the SEC, you may demonstrate your eligibility by submitting [such Schedule or Form] to the company . . . "

The Proponent's counsel, Cornish F. Hitchcock, Esq., sent the Proposal to Lexmark via UPS on November 19, 2007 (UPS tracking # 1Z F2X 184 37 1000 346 1) (See Exhibit B for letter and tracking number), which was received by Lexmark on November 20, 2007 at 9:31 a.m. (See Exhibit C for UPS Tracking Summary). Mr. Hitchcock states in the cover letter transmitting the Proposal that "A letter from [Amalgamated] Bank confirming ownership is being submitted under separate cover." A letter from Amalgamated Bank dated November 26, 2007 (UPS tracking number 1Z 197 643 01 5458 5467) (See Exhibit D for letter and tracking number) was received on November 28, 2007 at 9:35 a.m. (See Exhibit E for UPS Tracking Summary).

As is clearly demonstrated by the attached correspondence, the Proponent failed to prove its eligibility to submit a proposal to Lexmark at the time the proposal was submitted, as is unambiguously required by Rule 14a-8(b)(2).

**THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.**

Furthermore, Lexmark's Proxy Statement for its 2007 Annual Meeting informed stockholders that stockholder proposals for the 2008 Annual Meeting had to be received by Lexmark by November 22, 2007. Amalgamated Bank's November 26, 2007 letter confirming the Proponent's ownership did not arrive until November 28, 2007, almost a full week after any proposals were required to be received by Lexmark.

Although the text of the Proposal was received by the November 22nd deadline, the proof that was a required component of the Proponent establishing its eligibility to submit the Proposal was not received by the November 22, 2007 deadline date. As noted above, Rule 14a-8(b)(2) clearly states that proof of ownership must be submitted "at the time" a proposal is submitted. In Lexmark's view, the failure of the Proponent to comply timely with this regulatory requirement causes the proposal submission to be defective and hence to be submitted untimely. The Proposal may therefore be omitted in accordance with Rule 14a-8(e).

The Staff has repeatedly made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even in cases where a proposal is received only *one* (1) day late, See International Business Machines Corporation (December 5, 2006); Hewlett-Packard Company (January 24, 2003); Dillard Department Stores, Inc. (March 13, 2001); Hewlett-Packard Company (November 9, 1999); Chevron Corporation (February 10, 1998); Norfolk Southern Corp. (February 23, 1998); see Snap-on Incorporated (February 22, 2006) (2 days late); The McGraw-Hill Companies, Inc. (January 22, 2002) (proposal dated before the deadline but not received until after the deadline excluded); Pitney Bowes Inc. (January 9, 2002) (to same effect); Xerox Corporation (March 9, 2000) (several letters this date including those with respect to proposals submitted one day late and other proposals submitted 3 days late). See generally Celebrate Express, Inc. (September 29, 2006); Torotel, Inc. (August 22, 2006); and The Proctor & Gamble Company (August 14, 2006).

Amalgamated Bank LongView Collective Investment Fund (the "Fund") is a very experienced stockholder proponent, having filed approximately 80 proposals with numerous companies in the past three years. The Proponent most certainly is familiar with the Commission's rules, but in this instance, the Fund failed to adhere to these rules. These are deficiencies that cannot be remedied under Rule 14a-8(f)(1). As such, Lexmark now respectfully requests the concurrence of the Staff that the Proposal may properly be excluded from Lexmark's proxy materials for its 2008 Annual Meeting under two separate, independent basis, each sufficient individually, specifically, each of Rule 14a-8(b)(2) and Rule 14a-8(e).

We are simultaneously sending the Proponent a copy of this submission, advising the Fund of our intent to exclude the Proposal from our 2008 proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that the Fund may choose to make to the staff. If you have any questions relating to this submission, you may contact me at (859) 232-2700. Thank you very much for your attention to this matter.

Very truly yours,



Vincent J. Cole

VJC:tlt

Enclosures

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: 315-3552
CONH@HITCHLAW.COM

19 November 2007

Mr. Vincent J. Cole
Corporate Secretary
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, Kentucky 40550

Via UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Cole:

On behalf of the Amalgamated Bank. LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Lexmark International plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's executive compensation policy.

The Fund is an S&P 500 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Lexmark common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED, that the shareholders of Lexmark International, Inc. ("Lexmark" or the "Company") urge the board of directors to adopt a policy under which shareholders could vote at each annual meeting on an advisory resolution, to be proposed by Lexmark's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value. Recent media attention on questionable dating of stock options grants by companies has also raised investor concerns.

A new SEC rule, which received record support from investors, requires companies to disclose additional information about compensation and perquisites for top executives. In adopting this rule, the SEC made it clear that market forces, not the SEC, should provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders enough mechanisms to provide input to boards on senior executive compensation. By contrast, public companies in the United Kingdom allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans, but those plans set only general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have a means to provide ongoing feedback on the application of those general standards to individual pay packages. (*See* Lucian Bebchuk & Jesse Fried, PAY WITHOUT PERFORMANCE 49 (2004).

Similarly, performance criteria submitted for shareholder approval that would allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and inadequate instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Lexmark's board to let shareholders express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote would, we think, provide Lexmark with useful information about whether shareholders view the company's senior executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote **for** this proposal.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: 315-3552
CONH@HITCHLAW.COM

19 November 2007

Mr. Vincent J. Cole
Corporate Secretary
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, Kentucky 40550

Via UPS

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Cole:

On behalf of the Amalgamated Bank. LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Lexmark International plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's executive compensation policy.

The Fund is an S&P 500 index fund, located at 275 Seventh Avenue, New York, N.Y. 10001, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of Lexmark common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

RESOLVED, that the shareholders of Lexmark International, Inc. ("Lexmark" or the "Company") urge the board of directors to adopt a policy under which shareholders could vote at each annual meeting on an advisory resolution, to be proposed by Lexmark's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation that sometimes appears to be insufficiently aligned with the creation of shareholder value. Recent media attention on questionable dating of stock options grants by companies has also raised investor concerns.

A new SEC rule, which received record support from investors, requires companies to disclose additional information about compensation and perquisites for top executives. In adopting this rule, the SEC made it clear that market forces, not the SEC, should provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not give shareholders enough mechanisms to provide input to boards on senior executive compensation. By contrast, public companies in the United Kingdom allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote is not binding, but gives shareholders a clear voice that could help shape senior executive compensation.

U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans, but those plans set only general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have a means to provide ongoing feedback on the application of those general standards to individual pay packages. (*See* Lucian Bebchuk & Jesse Fried, PAY WITHOUT PERFORMANCE 49 (2004).

Similarly, performance criteria submitted for shareholder approval that would allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and inadequate instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge Lexmark's board to let shareholders express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote would, we think, provide Lexmark with useful information about whether shareholders view the company's senior executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote **for** this proposal.



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| **Tracking Number:** | 1Z F2X 184 37 1000 346 1 |
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| Type: | Package |
| Status: | **Delivered** |
| Delivered On: | 11/20/2007<br>9:31 A.M. |
| Delivered To: | LEXINGTON, KY, US |
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AMALGAMATED
BANK.

26 November 2007

Mr. Vincent J. Cole
Corporate Secretary
Lexmark International, Inc.
One Lexmark Centre Drive
Lexington, KY 40550

Via courier

Re: Shareholder proposal for 2008 annual meeting

Dear Mr. Cole:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 25,722 shares of Lexmark International common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2008 annual meeting.

If you require any additional information, please let me know.

Very truly yours,

Scott Zdrazil
Vice President – Corporate Governance

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LEXMARK INTERNATIONAL
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# Tracking Summary

Tracking Numbers

| **Tracking Number:** | 1Z 197 643 01 5458 546 7 |
|---|---|
| Type: | Package |
| Status: | **Delivered** |
| Delivered On: | 11/28/2007<br>9:35 A.M. |
| Delivered To: | LEXINGTON, KY, US |
| Signed By: | ECHEGARY |
| Service: | NEXT DAY AIR |

Tracking results provided by UPS: 12/04/2007 8:28 A.M. ET

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**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 12, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Lexmark International, Inc.
Incoming letter dated December 6, 2007

The proposal relates to compensation.

We are unable to concur in your view that Lexmark may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that Lexmark may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Lexmark may exclude the proposal under rule 14a-8(e). Accordingly, we do not believe that Lexmark may omit the proposal from its proxy materials in reliance on rule 14a-8(e).

Sincerely,



Greg Belliston
Special Counsel

**END**